EXHIBIT 99.1

Trilogy International Partners Inc. Announces Changes to Board of Directors

BELLEVUE, Wash., Nov. 08, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (the “Company”) (TSX: TRL), an international wireless, fixed, and broadband telecommunications operator, announced today that Anthony Lacavera has resigned from the Company’s board of directors in order to concentrate on several entrepreneurial ventures in which he is engaged. To fill the vacancy created by Mr. Lacavera’s departure, the Company’s board has appointed Alan D. Horn as a director.

John W. Stanton, Chairman of the Company, said, “On behalf of the board and management, we thank Tony for his excellent contributions to Trilogy International.  Tony has a deep reservoir of knowledge of technical and industry issues and brought a creative approach to challenges facing our company.”

Regarding Alan Horn’s appointment, Mr. Stanton added, “Alan has had a long and highly successful career with Rogers Communications Inc., having served as its CFO, interim CEO, and chairman of its board of directors. He will bring additional depth to our board’s understanding of the telecommunications industry and the capital markets.”

Alan Horn said, “I look forward to working with John and the Trilogy board in helping the company achieve its strategic vision for growth as a dynamic telecom challenger in international markets.”

Mr. Horn is President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies that control Rogers Communications Inc. He served as Chair of Rogers Communications Inc. from March 2006 to December 2017. He is a Chartered Professional Accountant and Chartered Accountant.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX: TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Its founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

The Company currently provides wireless and fixed communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5900